

April 7, 2011

Mr. Igor Dmitrowsky
 President and Chief Financial Officer
BALTIA AIR LINES, INC.
63-25 Saunders Street, Suite 7 I
Rego Park, New York 11374

> **Re: Baltia Air Lines, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 23, 2011**
> **File No. 1-14519**

Dear Mr. Dmitrowsky:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief